AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND
(Name of Subject Company (Issuer))

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

246060107
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Senior Vice President, General Counsel and Secretary
Delaware Enhanced Global Dividend and Income Fund
2005 Market Street
Philadelphia, PA 19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/  / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _________________________________________________
Form or Registration No.: ________________________________________________
Filing Party: ___________________________________________________________
Date Filed: ____________________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /	third-party tender offer subject to Rule 14d-1.
/X/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /  /

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

/ /	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
/ /	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Press release
PHILADELPHIA, August 9, 2018
For immediate release
Delaware Enhanced Global Dividend and Income Fund announces dates for self-tender offer and leading proxy advisory firm recommendations

Today, Delaware Enhanced Global Dividend and Income Fund (NYSE: DEX) (the "Fund") established the dates for the tender offer announced in late May 2018. The Fund's Board of Trustees had previously announced that the Fund's tender offer for up to 20% of outstanding shares would start in the third quarter. The tender offer will commence on September 28, 2018 and expire on October 26, 2018, unless extended. The Fund's Board believes this tender offer will balance the needs of all investors by providing additional liquidity without diminishing the Fund for those investors who wish to remain invested.

The Fund also announced today that Institutional Shareholder Services, Inc. and Glass Lewis, the nation's leading proxy advisory firms, have each recently issued a report recommending that Fund shareholders vote on the Fund's white proxy card for the Fund's Annual Meeting of Shareholders to be held on August 22, 2018 as follows: (1) for each of the Fund's Board nominees listed under Proposal 1; and (2) against the shareholder proposal included as Proposal 2. For more information about the Fund's Annual Meeting of Shareholders, please visit https://www.delawarefunds.com/dexproxy or call 800 207-2872.

In March 2018, the Fund announced a change in its distribution methodology and an increase in its distribution rate to 10% of its average net asset value per share.  The Fund also previously announced in May 2018 that it would establish an annual, 12-week measurement period to review the Fund's average discount level during that time period. Beginning in 2019, if the Fund's average discount level during the measurement period exceeds 10%, then the Fund will conduct a limited tender offer to address the Fund's then prevailing discount.

About the Tender Offer

The Fund's issuer tender offer will purchase for cash up to 3,165,810 of its shares, representing 20 percent of its issued and outstanding shares of beneficial interest, without par value, will commence on Friday, September 28, 2018, and will expire, unless extended, at 11:59 p.m., New York City time, on Friday, October 26, 2018. Subject to various terms and conditions described in offering materials to be distributed to shareholders: (1) purchases will be made at a price per share equal to 98% of the Fund's net asset value per share as of the close of trading on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a prorated basis. During the pendency of the tender offer, the current net asset value per share will be available by telephone at 888 605-8334 or on the Fund's website at delawarefunds.com/closed-end.

About DEX

The Fund's primary investment objective is to seek current income, with a secondary objective of capital appreciation. The Fund invests globally in dividend-paying or income-generating securities across multiple asset classes, including but not limited to: equity securities of large, well-established companies; securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies); debt securities (such as government bonds; investment grade and high risk, high yield corporate bonds; and convertible bonds); and emerging market securities. The Fund also uses enhanced income strategies by engaging in dividend capture trading; option overwriting; and realization of gains on the sale of securities, dividend growth, and currency forwards. There is no assurance that the Fund will achieve its investment objectives.

Under normal market conditions, the Fund will invest: (1) at most 60% of its net assets in securities of U.S. issuers; and (2) at least 40% of its net assets in securities of non-U.S. issuers, unless market conditions are not deemed favorable by the Manager, in which case, the Fund would invest at least 30% of its net assets in securities of non-U.S. issuers; and 3) the Fund may invest up to 25% of its net assets in securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies). In addition, the Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains.  The balance of the distribution will then come from long-term capital gains to the extent permitted, and if necessary, a return of capital.  A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'.  Even though the Fund may realize current year capital gains, such gains may be offset, in whole or in part, by the Fund's capital loss carryovers from prior years.

Currently under the Fund's managed distribution policy, the Fund makes monthly distributions to common shareholders at a targeted annual distribution rate of 10% of the Fund's average net asset value ("NAV") per share. The Fund will calculate the average NAV per share from the previous three full months immediately prior to the distribution based on the number of business days in those three months on which the NAV is calculated. The distribution will be calculated as 10% of the prior three month's average NAV per share, divided by 12. The Fund will generally distribute amounts necessary to satisfy the Fund's managed distribution policy and the requirements prescribed by excise tax rules and Subchapter M of the Internal Revenue Code. This distribution methodology is intended to provide shareholders with a consistent, but not guaranteed, income stream and a targeted annual distribution rate and is intended to narrow the discount between the market price and the NAV of the Fund's common shares, but there is no assurance that the policy will be successful in doing so. The methodology for determining monthly distributions under the Fund's managed distribution policy will be reviewed at least annually by the Fund's Board of Trustees, and the Fund will continue to evaluate its distribution in light of ongoing market conditions.

Shareholders are advised to read the offer to purchase when it is available as it contains important information. The offer to purchase and other documents filed by the Fund with the Securities and Exchange Commission, including the Fund's annual report for the fiscal year ended November 30, 2017, will be available without cost at the Commission's web site (sec.gov) or by calling the Fund's Information Agent at 866 437-0252.

About Macquarie Investment Management

Macquarie Investment Management, a member of Macquarie Group, includes the former Delaware Investments and is a global asset manager with offices throughout the United States, Europe, Asia, and Australia. As active managers, we prioritize autonomy and accountability at the team level in pursuit of opportunities that matter for clients. Macquarie Investment Management is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services.

Advisory services are provided by Macquarie Investment Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Funds® by Macquarie, visit delawarefunds.com or call 800 523-1918.

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Other than Macquarie Bank Limited (MBL), none of the entities referred to in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of MBL, a subsidiary of Macquarie Group Limited and an affiliate of Macquarie Investment Management. MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.
Contacts and disclaimer
Investors	Media contacts
Georgeson LLC	Daniela Palmieri
888 605-8334	215 255-8878
delawarefunds.com/closed-end
Jessica Fitzgerald
215 255-1336 © 2018 Macquarie Management Holdings, Inc.

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